Exhibit 12.1

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

($ in thousands)	Quarter ended
(unaudited)	March 31,		Year ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Computation of Earnings
Net income	$25,302	$18,780	$87,544	$21,337	$(348,039)	$32,271	$65,233
Add: Provision for income taxes	8,317	4,537	25,172	11,441	(63,613)	(5,803)	17,380
Less: Income from discontinued operations, net of taxes	-	-	-	-	-	-	-
Less: Income (loss) from equity method investments	(74)	1,700	2,161	799	2,586	4,546	2,402
Income before income taxes	33,693	21,617	110,555	31,979	(414,238)	21,922	80,211
Fixed charges, excluding interest on deposits	10,934	12,584	48,847	54,463	60,024	73,247	57,160
Total earnings for computation, excluding interest on deposits	44,627	34,201	159,402	86,442	(354,214)	95,169	137,371
Interest on deposits	7,294	11,407	40,534	63,929	110,935	142,896	123,944
Total earnings for computation, including interest on deposits	$51,921	$45,608	$199,936	$150,371	$(243,279)	$238,065	$261,315

Computation of Fixed Charges
Net rental expense	$1,896	$1,808	$7,349	$7,125	$6,975	$7,934	$4,954
Portion of net rental expense deemed representative of interest	$632	$603	$2,450	$2,375	$2,325	$2,645	$1,651
Interest on short-term borrowed funds	550	712	2,506	4,180	5,515	20,965	19,337
Interest on long-term debt	9,752	11,269	43,891	47,908	52,184	49,637	36,172
Total fixed charges, excluding interest on deposits	10,934	12,584	48,847	54,463	60,024	73,247	57,160
Interest on deposits	7,294	11,407	40,534	63,929	110,935	142,896	123,944
Total fixed charges, including interest on deposits	$18,228	$23,991	$89,381	$118,392	$170,959	$216,143	$181,104

Combined Fixed Charges and
Preferred Stock Dividends
Preferred stock dividend on a pre-tax basis	$-	$3,130	$3,246	$11,522	$8,207	$-	$-
Total fixed charges, excluding interest on deposits	10,934	12,584	48,847	54,463	60,024	73,247	57,160
Combined fixed charges and preferred stock dividends, excluding interest on deposits	10,934	15,714	52,093	65,985	68,231	73,247	57,160
Interest on deposits	7,294	11,407	40,534	63,929	110,935	142,896	123,944
Combined fixed charges and preferred stock dividends, including interest on deposits	$18,228	$27,121	$92,627	$129,914	$179,166	$216,143	$181,104

Ratio of Earnings to Fixed Charges
Excluding deposit interest	4.08	2.72	3.26	1.59	-5.90	1.30	2.40
Including deposit interest	2.85	1.90	2.24	1.27	-1.42	1.10	1.44

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Excluding deposit interest	4.08	2.18	3.06	1.31	-5.19	1.30	2.40
Including deposit interest	2.85	1.68	2.16	1.16	-1.36	1.10	1.44